ECHO THERAPEUTICS, INC.
99 Wood Avenue South, Suite 302
Iselin, New Jersey 08830

April 26, 2016

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Amanda Ravitz, Assistant Director

Re:	Echo Therapeutics, Inc. Registration Statement on Form S-3 Filed April 14, 2016 File No. 333-210738 Request for Acceleration of Effectiveness

Dear Ms. Ravitz:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, Echo Therapeutics, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s referenced Registration Statement on Form S-3 (the “Registration Statement”) to Friday, April 29, 2016, at 4:00 p.m., New York City time, or as soon as practicable thereafter.  The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate telephone notice of effectiveness of the Registration Statement to the Company’s counsel, Kevin W. Waite, Esq. at (516) 937-5900.

Very truly yours,
ECHO THERAPEUTICS, INC.
By: /s/ Alan W. Schoenbart Name: Alan W. Schoenbart Title: Chief Financial Officer

cc:           Heather Percival
Kevin W. Waite, Esq.